Exhibit 99.1

Moxian Announces Receipt of Nasdaq Notice of Deficiency and Regaining Compliance

Hong Kong, February 8, 2022 (GLOBE NEWSWIRE) – Moxian (BVI) Inc (“Moxian” or the “Company”) (NASDAQ: MOXC), an Internet media marketing services provider, today announces that, on February 7, 2022, the Company received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company no longer met the periodic filing requirement of Nasdaq Listing Rule 5250(c)(1) (the “Rule”) since the Company failed to file its Form 20-F transition report covering the transition period from October 1 to December 31, 2020 (the “Form 20-F”), which was due to be filed with the Securities and Exchange Commission by November 16, 2021. However, based on the filing of the Company’s Form 20-F on February 7, 2022, the Staff has determined that the Company complies with the Rule, and subject to the disclosure requirement of Nasdaq Listing Rule 5810(b) that the Company make a public announcement regarding the letter, this matter is now closed.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc is based in Hong Kong SAR, China, and currently operates in Beijing, China, as a provider of media marketing services .

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Oral forward-looking statements. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of China’s credit industry, especially the expected growth of China’s online lending platform; market-oriented and credit products and The demand and acceptance of services; and the ability of credit to attract and retain borrowers and lenders in the market; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Tan Wanhong

Chief Financial Officer

+852 2961 4888

Tan.wanhong@moxiangroup.com